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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  24 February 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	24 February 2003
Number	07/03

BHP Billiton Announces Executive Committee Appointments

BHP Billiton today announced a number of new Executive Committee appointments.

Mr David Munro is appointed Chief Development Officer and a member of the BHP Billiton Executive Committee. Mr Munro will be responsible for group strategy, mergers and acquisitions and business evaluation.

Mr Munro has held a number of senior positions within BHP Billiton and the former Billiton Plc including Executive Director of Billiton Plc. Mr Munro's career includes a wide range of responsibilities in the areas of operations, marketing and corporate finance. At the time of the BHP Billiton merger he was responsible for the Aluminium business and, in August 2002, was appointed Vice President of Strategy and Business Development.

Mr Chris Pointon, President Stainless Steel Materials, and Mr Marcus Randolph, President Diamonds and Specialty Products, are also appointed members of the BHP Billiton Executive Committee. The appointments of Mr Pointon and Mr Randolph ensure that all Customer Sector Groups are represented at the Executive Committee level.

Commenting on the appointments, Chief Executive Officer, Mr Charles Goodyear said; "Today's appointments further strengthen the management team at BHP Billiton. Dave, Marcus and Chris bring to our executive team a strong understanding of our industry, solid commercial skills and significant operational experience. These appointments simplify our organisation and flatten our reporting structure."

These appointments are effective immediately.

Biographical backgrounds of Messrs. Munro, Randolph and Pointon attached.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BACKGROUND INFORMATION

David Munro

David Munro became Chief Development Officer of BHP Billiton on 24 February 2003. He will be based in London.

Mr Munro (47), who joined the South African predecessor of Billiton in 1981, was one of the four Executive Directors that led Billiton's IPO on the London Stock Exchange in 1997 and the subsequent merger with BHP in 2001.

As a director of Billiton prior to the merger with BHP, David was responsible for the aluminium and base metals businesses. Before 1997 he held a number of senior roles taking charge of the group's marketing, brokerage, exploration, technology, development and international activities as well as running important parts of the company's nickel, gold, ferroalloy and coal businesses.

As head of aluminium, David was responsible for building the division to the point at which it represented more than half of Billiton's assets and cash flow. In particular the $1 billion Mozal greenfield aluminium smelter project in Mozambique and the $1.5 billion acquisition of Worsley Alumina in Australia were hailed as fundamental to the creation of a truly world class aluminium business.

Together with his Billiton executive colleagues, David is widely credited with the ten-year transformation of the number two South African mining house into the worlds premier mining company.

Mr Munro has extensive production, marketing, project and general management experience. His twenty-five year international career in resources has given him line management exposure to most mineral commodities and the opportunity to conduct business in more than fifty countries around the globe.

CAREER

Vice President Strategy and Business Development 2002 - 2003; Executive Director Aluminium, Base Metals and Group Marketing 1997 - 2001; Executive Director New Business and Marketing 1996 - 1997; Managing Director Billiton International 1994 - 1995; General Manager Manganese 1991 - 1993; Senior Manager Natal Coal Mines 1989 - 1990; Manager Coal Marketing 1986 - 1988; Production and Project Manager Coal Mines 1981 - 1984; Production and Project Manager Gold Mines JCI 1977 - 1980.

Personal

MBA, Cranfield School of Management, UK;

Mining Engineering, Camborne School of Mines, UK

Married, two children. Recreation: golf, yachting

BACKGROUND INFORMATION

Chris Pointon

Chris Pointon was appointed to the Executive Committee of BHP Billiton on 24 February 2003. He will be based in London. Chris was appointed President, Stainless Steel Materials at the merger between BHP Ltd and Billiton Plc in June 2001. He was previously CEO, Nickel and Chrome for Billiton.

Mr Pointon (55) led Billiton's nickel business from its formation in 1995. Since then it has grown through a series of expansions and transactions to become the fourth largest nickel producer. In April 2001 Chris also took responsibility for Samancor Chrome. This led to the creation of a single business unit focused on the provision of primary raw materials to the stainless steel industry.

Chris is a career mining executive with over 20 years experience covering Australia, Latin America, Europe and Asia, and most major metals. His early career was in minerals exploration, initially with CRA (subsequently RioTinto), and subsequently with Royal Dutch Shell - Billiton. After assignments including human resources, business development and operations management he moved into general management with his involvement in nickel.

CAREER

President, Stainless Steel Materials CSG (2001- present); CEO, Nickel and Chrome (2001); Managing Director, QNI Ltd (1997 - 2001); Chief Executive, Nickel - Gencor Ltd (1996-1997); Co-ordinator, Nickel Business Unit, Billiton International Metals BV (1995 - 1996); President Director, Billiton Companies in Indonesia (1994 - 1995); Business Development Manager, Billiton International Metals BV (1991 - 1994); Senior Personnel Resourcing Adviser, Billiton International Metals BV (1989 - 1991); Exploration Manager, Billiton Española SA (1987 - 1989); Exploration Manager, Billiton Portuguesa Desenvolvimento Mineiro (1985 - 1987); Exploration Manager and Chief Geologist, Shell Chile SA (1982 - 1985); Senior Geologist, Billiton International Metals BV (1979 - 1982); Geologist, CRA Exploration Pty Ltd (1969 - 1976).

PERSONAL

BSc (Chemistry and Earth Sciences) Leeds University, UK

PhD in Geology, University of Aston, Birmingham, UK.

Married with two children.

BACKGROUND INFORMATION

Marcus Randolph

Marcus Randolph became President of the Diamonds and Specialty Products Customer Sector Group in August 2002. In this role, Marcus is responsible for BHP Billiton's diamonds and titanium (Richards Bay) businesses, North American Metals distribution (Integris) plus technology and minerals exploration across the group. He is based in Melbourne.

Mr. Randolph (46) joined BHP in 1999 as Chief Strategic Officer Minerals and had been Chief Development Officer Minerals prior to his appointment as President of Diamonds and Specialty Products. In these earlier roles, Marcus was responsible for business development, project development, exploration, marketing, strategy and technology within Minerals.

Mr. Randolph has extensive international Minerals business and operating experience. Prior to joining BHP, he was Chief Executive Officer of a Singapore based gold and petroleum company operating in Asia. He also worked for Rio Tinto Plc in senior positions in London and the United States and for Asarco Inc in Peru and the United States.

CAREER

President, Diamonds & Specialty Products 2002 - present; Chief Development Officer Minerals 2001 - 2002; Chief Strategic Officer Minerals 1999-2001; Chief Executive Officer, First Dynasty Mines 1996-99; Mining and Minerals Executive, Rio Tinto Plc 1993-96; Director of Acquisitions and Strategy, Kennecott Inc. 1990-1993; General Manager, Corporacion Minera Nor Peru (Asarco) 1984-1988; Mine Operating Positions in the US, Asarco Inc. 1977-1984.

PERSONAL

MBA The Harvard Business School

BSc, The Colorado School of Mines

Married, two children. Recreation: motorcycling, tropical fish.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 24 February 2003